FILED BY EQUITY BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: PRAIRIE STATE BANCSHARES, INC.

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM S-4 FILED BY EQUITY BANCSHARES, INC.: 333-215330

The following are (i) a press release issued by Equity Bancshares, Inc. (“Equity”) on January 26, 2017 and (ii) an investor presentation by Equity to analysts and investors, that each discuss, among other things, the transaction with Prairie State Bancshares, Inc.:

EQUITY BANCSHARES, INC.

PRESS RELEASE - 1/26/2017

The following is a press release issued by Equity on January 26, 2017:

Equity Bancshares, Inc. Reports Results for Q4 and 2016

Active year includes a merger completion, merger announcement and private placement closing

WICHITA, Kansas, January 26, 2017 (GLOBE NEWSWIRE) – Equity Bancshares, Inc. (NASDAQ: EQBK), (“Equity”, “we”, “us”, “our”), the Wichita-based holding company of Equity Bank, reported its unaudited results for the year ended December 31, 2016, including net income allocable to common stockholders of $9.4 million.

Brad Elliott, Chairman and CEO of Equity, said, “Our Equity Bank markets and team members have grown during 2016 as a result of continued opportunities to expand into vibrant, diverse markets like our Ozark Mountain region in Arkansas, and upcoming additions to our Western Kansas market. Our results and success directly reflect talent, commitment, and collaboration of Equity Bank employees and their work to deliver the best banking experience to consumer, commercial, and community customers throughout our region. In 2017, we’ll continue to be innovative with our processes, products, and delivery to customers, and we’ll continue to search for partnerships that are a fit with our culture and communities.”

Equity announced today the 2017 relocation of its Equity Bank location at 225 West Central in Andover, Kansas, to a nearby facility serving Andover. Equity will break ground on the new bank location in the first quarter of 2017, and expects to complete construction late in 2017. Equity’s Andover branch was the first bank location in Equity’s three-state footprint. Following formation of Equity in 2002, the company acquired the National Bank of Andover in 2003 and renamed it Equity Bank.

Equity also received regulatory approval on January 5, 2017, for its definitive merger agreement to acquire all the common stock of Prairie State Bancshares, Inc. (“Prairie”), originally announced October 20, 2016. Following the consummation of the transaction in the first quarter of 2017, Equity Bank will operate branch locations in Hoxie, Grinnell and Quinter, Kansas, bringing its branch total to 37.

Equity closed a private placement of 770,000 shares of its Class A common stock at $32.50 per share on December 20, 2016. The net proceeds of $23.6 million, after offering costs of $1.4 million, were used to pay off Equity’s $6.0 million line of credit and will provide working capital for Equity’s continuing growth strategies.

Equity completed its acquisition of Community First Bancshares, Inc. (“Community”) of Harrison, Arkansas on November 10, 2016. The merger added five branch locations in Berryville, Eureka Springs, Harrison and Pea Ridge, Arkansas to the Equity footprint, and marked the company’s expansion into Arkansas. At acquisition, Community had assets of $462.9 million, net loans of $354.1 million, and total deposits of $375.4 million. Results of operations of Community were included in Equity’s results of operations beginning November 11, 2016.

Highlights of Equity’s growth include:

•	Total loans held for investment of $1.38 billion at December 31, 2016, as compared to total loans held for investment of $960.4 million at December 31, 2015. The increase of $423.3 million includes $354.1 million of loans added in the Community merger.

•	Total deposits were $1.63 billion at December 31, 2016, and $1.22 billion at December 31, 2015. Signature Deposits, or core deposits comprised of checking accounts, savings accounts, and money market accounts, were $1.08 billion at December 31, 2016, compared to $777.3 million at December 31, 2015. The Community merger added total deposits of $375.4 million, including core deposits of $278.0 million.

•	Total assets of $2.19 billion at December 31, 2016, compared to $1.59 billion at December 31, 2015. The Community merger added total assets of $462.9 million.

•	Private placement of 770,000 shares at $32.50 per share added $23.6 million, net of offering costs of $1.4 million, to total stockholders’ equity.

•	Book value per common share of $22.09 at December 31, 2016 and $18.37 at December 31, 2015. Tangible book value per common share of $16.64 at December 31, 2016 and $15.97 at December 31, 2015.

EQUITY BANCSHARES, INC.

PRESS RELEASE - 1/26/2017

Financial Results For Year and Quarter Ended December 31, 2016

Net income allocable to common stockholders was $9.4 million for the year ended December 31, 2016, as compared to $10.1 million for the year ended December 31, 2015, a decrease of $750 thousand or 7.4%. Beginning October 10, 2015, financial results reflect the merger of First Independence Corporation and its subsidiary, First Federal Savings & Loan of Independence, Kansas, collectively referred to as “First Independence.” The merger of First Independence added four branch locations in southeast Kansas with total assets of $135.0 million. Results of operations of Community were included in Equity’s results of operations beginning November 11, 2016. Merger expenses of $5.3 million, $3.9 million after tax, are included in 2016 results. These costs were incurred in connection with the Community merger and pending Prairie merger. Merger expenses associated with the First Independence acquisition totaled $1.7 million, $1.1 million after tax, are included in 2015 results.

Diluted earnings per share were $1.07 for the year ended December 31, 2016, as compared to $1.54 for the comparable period of 2015. Weighted average fully diluted shares were 8,755,526 and 6,560,021 for the years ended December 31, 2016 and 2015. The increase in weighted average fully diluted shares reflect the issuance of 1,941,000 shares in connection with Equity’s November 2015 initial public offering, the issuance of 2,689,690 shares in connection with the November 2016 merger of Community, and 770,000 shares issued on December 20, 2016 in a private placement.

Net interest income was $52.6 million for the year ended December 31, 2016 as compared to $46.3 million for the year ended December 31, 2015, a $6.3 million or 13.7% increase. The increase in net interest income was primarily driven by growth in loan and securities balances, partially offset by an increase in interest expense as we funded the increase in earning assets with increased deposits and borrowings.

Our net interest margin was 3.30% for the year ended December 31, 2016 as compared to 3.65% for the year ended December 31, 2015. The decrease in net interest margin was primarily due to the decrease in overall yield on interest-earning assets and the utilization of our “leverage” or “spread” opportunity. The decrease in yield on interest-earning assets is primarily due to growth in a continually low interest rate environment and the pay down of older higher yielding assets. Our spread opportunity, as more fully discussed in our Annual Report on Form 10-K, positively impacts net income but negatively impacts net interest margin due to investing in lower yielding interest-earning assets. Net interest margin excluding this spread opportunity was approximately 3.51% for the twelve months ended December 31, 2016 and approximately 3.75% for the same time period in 2015. Equity suspended the utilization of this strategy effective October 1, 2016.

The provision for loan losses was $2.1 million for the year ended December 31, 2016 as compared to $3.0 million for the year ended December 31, 2015. Net charge-offs for the twelve months ended December 31, 2016 were $1.2 million compared to net charge-offs of $3.5 million for the comparable period of 2015.

Total non-interest income was $10.5 million for the year ended December 31, 2016 as compared to $9.8 million for the year ended December 31, 2015. Increases in service charges and fees and in debit card income are principally attributable to the addition of accounts and higher transaction volumes associated with the First Independence merger and to a lesser extent the November 2016 Community merger. Non-interest income includes net gain from securities transactions of $479 thousand and $756 thousand for the twelve-month periods ended December 31, 2016 and 2015.

Total non-interest expense was $47.1 million for the year ended December 31, 2016 as compared to $38.6 million for the year ended December 31, 2015. These results reflect the full-year effect of the First Independence merger, the November 2016 addition of five locations in Arkansas, as well as additions to lending, customer service, and operations staff and increased data processing costs principally associated with increased debit card volumes. Non-interest expense also includes merger expenses of $5.3 million for the year ended December 31, 2016. These costs were incurred in connection with the Community merger and pending Prairie merger. Merger expenses for the year ended December 31, 2015 were associated with the First Independence merger and totaled $1.7 million.

EQUITY BANCSHARES, INC.

PRESS RELEASE - 1/26/2017

Equity’s effective tax rate for the twelve-month period ended December 31, 2016 was 32.4% as compared to 28.7% for the comparable period ended December 31, 2015. The effective tax rates for each of the comparable periods reflect the levels of tax-exempt interest income, non-taxable life insurance income, non-deductible facilitative merger expenses, and other non-deductible expenses included in income before income taxes as well as federal income tax credits in Equity’s financial results for the respective periods. The lower effective tax rate in 2015 was principally due to the benefit of increased income tax credits from investments in qualified affordable housing projects, including an additional project acquired in the First Independence acquisition.

Fourth Quarter Financial Results

Net income allocable to common stockholders was $417 thousand for the three months ended December 31, 2016, as compared to $2.5 million for the three months ended December 31, 2015. Diluted earnings per share were $0.04 for the three-month period ended December 31, 2016, as compared to $0.34 for the comparable period of 2015. Weighted average fully diluted shares were 10,012,395 and 7,360,898 for the three-month periods ended December 31, 2016 and 2015.

Net interest income for the quarter ended December 31, 2016 was $15.7 million as compared to $12.3 million for the quarter ended December 31, 2015. Growth in loan and securities balances, partially offset by the increased deposits and borrowings required to fund that growth resulted in the increased net interest income.

Our net interest margin was 3.60% for the quarter ended December 31, 2016 and 3.26% for the comparable quarter of the prior year.

The provision for loan losses was $760 thousand for the quarter ended December 31, 2016 as compared to $1.2 million for the quarter ended December 31, 2015. Net charge-offs for the three months ended December 31, 2016 were $405 thousand compared to net charge-offs of $712 thousand for the comparable period of 2015.

Total non-interest income for the quarter ended December 31, 2016 was $2.8 million, compared to $3.3 million for the quarter ended December 31, 2015. Non-interest income in the fourth quarter of 2015 included a net gain of $682 thousand on the acquisition of First Independence and net gain from securities transactions of $386 thousand.

Total non-interest expense for the quarter ended December 31, 2016 was $16.7 million, compared to $11.7 million for the quarter ended December 31, 2015. Non-interest expense includes merger expenses of $5.1 million for the three-months ended December 31, 2016, compared to $1.6 million for the comparable period of 2015. Increased non-interest expense reflects the effect of the Community merger, as well as additions to lending, customer service, and operations staff and increased data processing costs principally associated with increased debit card volumes.

Equity’s provision for income taxes was $564 thousand for the quarter ended December 31, 2016, as compared to provision for income taxes of $240 thousand for the quarter ended December 31, 2015.

Loans, Deposits, And Total Assets

Loans held for investment were $1.38 billion at December 31, 2016, compared to $960.4 million at December 31, 2015, an increase of $423.3 million. The year-over-year increase in loans held for investment includes $354.1 million of net loans acquired in the Community merger in the fourth quarter of 2016 and $69.2 million, or 7.2%, of other loan growth.

As of December 31, 2016, Equity’s allowance for loan losses to total loans was 0.46%, compared to 0.57% at December 31, 2015. Total reserves, including purchase discounts, to total loans were approximately 1.37% as of December 31, 2016, compared to 0.81% at December 31, 2015. Nonperforming assets of $31.3 million as of December 31, 2016 were 1.43% to total assets, and include $20.5 million of nonperforming assets acquired in the Community merger. Nonperforming assets at December 31, 2015 were $14.0 million or 0.89% of total assets.

EQUITY BANCSHARES, INC.

PRESS RELEASE - 1/26/2017

Total deposits were $1.63 billion at December 31, 2016, as compared to $1.22 billion at December 31, 2015. Total deposits increased $414.5 million between December 31, 2015 and December 31, 2016, including $375.4 million of deposits assumed in the Community merger and $39.1 million, or 3.2%, of non-acquisition related deposit growth. Signature Deposits were $1.08 billion at December 31, 2016, as compared to $777.3 million at December 31, 2015.

At December 31, 2016, Equity had consolidated total assets of $2.19 billion, compared to $1.59 billion at December 31, 2015, an increase of $606.5 million. The increase in total assets includes $462.9 million of total assets acquired in the Community merger.

Capital and Borrowings

On November 16, 2015, Equity completed our initial public offering (“IPO”) of 1,941,000 shares. In January 2016, a portion of the IPO net proceeds of $38.9 million were used to retire our Small Business Lending Fund obligation of $16.4 million and repay our bank stock loan of $18.6 million.

In connection with the Community merger, Equity issued 2,689,690 shares valued at $27.62 per share, Equity’s closing price on November 10, 2016. Net of $549 thousand of stock issuance costs, the Community merger added $73.7 million to stockholders’ equity.

Total stockholders’ equity also increased $23.6 million in connection with the private placement of 770,000 shares on December 20, 2016. The net proceeds of the private placement were used to pay off Equity’s $6.0 million line of credit and will provide working capital for Equity’s continuing growth strategies.

At December 31, 2016, common stockholders’ equity totaled $258.0 million, $22.09 per common share, compared to $167.2 million, $18.37 per common share, at December 31, 2015. Tangible common equity was $194.4 million and tangible book value per common share was $16.64 at December 31, 2016. Tangible common equity was $131.2 million and tangible book value per common share was $15.97 at December 31, 2015. The ratio of common equity tier 1 capital to risk-weighted assets was approximately 13.34% and the total capital to risk-weighted assets was approximately 14.67% at December 31, 2016.

Non-GAAP Financial Measures

This press release includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of non-GAAP financial measures to GAAP financial measures are provided at the end of this press release.

Conference Call and Webcast

Equity Bancshares will host a conference call and webcast to review these results on Friday, January 27, 2017 at 9:00 a.m. central time. Investors, news media, and others may dial into the call toll-free at (844) 534-7311 from anywhere in the U.S. or (574) 990-1419 internationally, using conference ID no. 82330056. Participants are encouraged to dial into the call or access the webcast approximately 10 minutes prior to the start time. Presentation slides to pair with the call or webcast will be posted one hour prior to the call at investor.equitybank.com.

A replay of the call and webcast will be available two hours following the close of the call until February 3, 2017, accessible at (855) 859-2056 with conference ID no. 82330056 or investor.equitybank.com.

About Equity Bancshares, Inc.

Equity Bancshares, Inc. is the holding company for Equity Bank, offering a full range of financial solutions, including commercial loans, consumer banking, mortgage loans, and treasury management services. As of December 31, 2016, Equity had $2.19 billion in consolidated total assets, with 34 locations throughout Kansas, Missouri, and Arkansas, including corporate headquarters in Wichita and branches throughout the Kansas City metropolitan area. Learn more at www.equitybank.com.

EQUITY BANCSHARES, INC.

PRESS RELEASE - 1/26/2017

Equity seeks to provide an enhanced banking experience for customers by providing a suite of sophisticated banking products and services tailored to their needs, while delivering the high-quality, relationship-based customer service of a community bank. Equity’s common stock is traded on the NASDAQ Global Select Market under the symbol “EQBK.”

Special Note Concerning Forward-Looking Statements

This press release contains “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 17, 2016 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, Form S-3 or Form S-4. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Investors and security holders are urged to carefully review and consider Equity’s public filings with the SEC, including but not limited to its Annual Report on Form 10-K, its proxy statement, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

In connection with the proposed transaction between Equity and Prairie State Bancshares, Inc. (“Prairie”), Equity filed a registration statement on Form S-4 with the SEC on December 27, 2016, which included a proxy statement of Prairie and a prospectus of Equity, and will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF PRAIRIE ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

EQUITY BANCSHARES, INC.

PRESS RELEASE - 1/26/2017

A proxy statement/prospectus will be sent to the stockholders of Prairie seeking the required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Equity by writing to the address provided above.

Equity and Prairie and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Prairie stockholders in connection with the proposed transaction. Information about Equity’s participants may be found in the definitive proxy statement of Equity relating to its 2016 Annual Meeting of Stockholders filed with the SEC on March 28, 2016. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.

Unaudited Financial Tables

•	Table 1. Selected Financial Highlights

•	Table 2. Consolidated Balance Sheets

•	Table 3. Consolidated Statements of Income

•	Table 4. Non-GAAP Financial Measures

EQUITY BANCSHARES, INC.

PRESS RELEASE - 1/26/2017

TABLE 1. SELECTED FINANCIAL HIGHLIGHTS (Unaudited)

(Dollars in thousands, except per share data)

	As of and for the three months ended
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
Statement of Income Data
Net interest income	$15,663	$11,982	$12,194	$12,758	$12,313
Provision for loan losses	760	104	532	723	1,180
Net gain on acquisition	—	—	—	—	682
Net gains from securities transactions	—	—	59	420	386
Total non-interest income	2,789	2,527	2,452	2,698	3,325
Merger expenses	5,057	237	—	—	1,614
Total non-interest expense	16,711	10,734	9,941	9,689	11,664
Income before income taxes	981	3,671	4,173	5,044	2,794
Provision for income taxes	564	1,000	1,327	1,604	240
Net income	417	2,671	2,846	3,440	2,554
Dividends and discount accretion on preferred stock	—	—	—	(1)	(48)
Net income allocable to common stockholders	417	2,671	2,846	3,439	2,506
Basic earnings per share	0.04	0.32	0.35	0.42	0.35
Diluted earnings per share	0.04	0.32	0.34	0.41	0.34
Balance Sheet Data (at period end)
Securities available-for-sale	$95,732	$102,391	$74,976	$113,821	$130,810
Securities held-to-maturity	465,709	349,915	317,509	301,931	310,539
Gross loans held for investment	1,383,605	956,070	980,110	938,055	960,355
Allowance for loan losses	6,432	6,080	6,030	5,980	5,506
Goodwill and core deposit intangibles, net	63,589	19,419	19,506	19,592	19,679
Total assets	2,192,192	1,557,082	1,544,857	1,528,729	1,585,727
Total deposits	1,630,451	1,177,732	1,196,767	1,234,165	1,215,914
Non-time deposits	1,077,293	740,623	753,168	803,653	777,302
Borrowings	293,909	203,569	179,801	130,651	194,064
Total liabilities	1,934,228	1,395,834	1,386,669	1,373,637	1,418,494
Total stockholders’ equity	257,964	161,248	158,188	155,092	167,233
Tangible common equity*	194,352	141,804	138,656	135,472	131,153
Selected Average Balance Sheet Data (quarterly average)
Total gross loans receivable	$1,175,300	$968,402	$950,243	$944,366	$921,312
Investment securities	516,988	414,376	412,095	425,434	425,450
Interest-earning assets	1,729,927	1,555,511	1,541,405	1,542,794	1,499,139
Total assets	1,886,002	1,668,534	1,655,317	1,657,655	1,613,499
Interest-bearing deposits	1,210,571	1,022,155	1,045,784	1,060,618	991,109
Borrowings	256,330	314,181	284,631	280,097	311,871
Total interest-bearing liabilities	1,466,900	1,336,336	1,330,415	1,340,715	1,302,980
Total deposits	1,412,587	1,184,717	1,204,861	1,214,738	1,151,932
Total liabilities	1,681,226	1,508,647	1,498,914	1,503,726	1,473,292
Total stockholders’ equity	204,773	159,887	156,403	153,929	140,207
Tangible common equity	148,287	136,771	135,094	133,313	110,893
Performance ratios
Return on average assets (ROAA) annualized	0.09%	0.64%	0.69%	0.83%	0.63%
Return on average equity (ROAE) annualized	0.81%	6.65%	7.32%	8.99%	7.23%
Return on average tangible common equity (ROATCE) annualized*	1.39%	7.94%	8.64%	10.55%	9.18%
Yield on loans annualized	5.21%	4.72%	4.89%	5.04%	4.95%
Cost of interest-bearing deposits annualized	0.68%	0.66%	0.64%	0.61%	0.61%
Cost of total deposits annualized	0.58%	0.57%	0.56%	0.53%	0.52%
Net interest margin annualized	3.60%	3.06%	3.18%	3.33%	3.26%
Efficiency ratio*	63.16%	72.35%	68.15%	64.05%	68.98%
Non-interest income / average assets	0.59%	0.60%	0.60%	0.65%	0.82%
Non-interest expense / average assets	3.52%	2.56%	2.42%	2.35%	2.87%
Capital Ratios
Tier 1 Leverage Ratio	11.80%	9.42%	9.32%	9.10%	9.47%
Common Equity Tier 1 Capital Ratio	13.34%	13.57%	13.04%	13.13%	12.35%
Tier 1 Risk Based Capital Ratio	14.25%	14.45%	13.90%	14.01%	13.85%
Total Risk Based Capital Ratio	14.67%	15.02%	14.45%	14.57%	14.35%
Total stockholders’ equity to total assets	11.77%	10.36%	10.24%	10.15%	10.55%
Tangible common equity to tangible assets*	9.13%	9.22%	9.09%	8.98%	8.37%
Book value per share	$22.09	$19.62	$19.25	$18.89	$18.37
Tangible common book value per share*	$16.64	$17.25	$16.87	$16.50	$15.97
Tangible book value per diluted common share*	$16.37	$16.95	$16.64	$16.29	$15.74

*	The value noted is considered a Non-GAAP financial measure. For a reconciliation of Non-GAAP financial measures, see Table 4. Non-GAAP Financial Measures.

EQUITY BANCSHARES, INC.

PRESS RELEASE - 1/26/2017

TABLE 2. CONSOLIDATED BALANCE SHEETS (Unaudited)

(Dollars in thousands)

	December 31, 2016	December 31, 2015
ASSETS
Cash and due from banks	$34,137	$36,276
Federal funds sold	958	20,553

Cash and cash equivalents	35,095	56,829
Interest-bearing time deposits in other banks	3,750	5,245
Available-for-sale securities	95,732	130,810
Held-to-maturity securities, fair value of $352,768 and $312,802	465,709	310,539
Loans held for sale	4,830	3,504
Loans, net of allowance for loan losses of $6,432 and $5,506	1,377,173	954,849
Other real estate owned, net	8,656	5,811
Premises and equipment, net	50,515	39,147
Bank owned life insurance	48,055	32,555
Federal Reserve Bank and Federal Home Loan Bank stock	16,652	11,013
Interest receivable	6,991	4,540
Goodwill	58,874	18,130
Core deposit intangible, net	4,715	1,549
Other	15,445	11,206

Total assets	$2,192,192	$1,585,727

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand	$207,668	$157,834

Total non-interest bearing deposits	207,668	157,834

Savings, NOW, and money market	869,625	619,468
Time	553,158	438,612

Total interest-bearing deposits	1,422,783	1,058,080

Total deposits	1,630,451	1,215,914
Federal funds purchased and retail repurchase agreements	20,637	20,762
Federal Home Loan Bank advances	259,588	145,439
Bank stock loan	—	18,612
Subordinated debentures	13,684	9,251
Contractual obligations	2,504	3,093
Interest payable and other liabilities	7,364	5,423

Total liabilities	1,934,228	1,418,494
Stockholders’ equity
Preferred stock, Series C (liquidation preference of $16,372)	—	16,372
Common stock	132	97
Additional paid-in capital	236,103	138,077
Retained earnings	44,328	34,955
Accumulated other comprehensive loss	(2,702)	(2,371)
Employee stock loans	(242)	(242)
Treasury stock	(19,655)	(19,655)

Total stockholders’ equity	257,964	167,233

Total liabilities and stockholders’ equity	$2,192,192	$1,585,727

EQUITY BANCSHARES, INC.

PRESS RELEASE - 1/26/2017

TABLE 3. CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(Dollars in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
Interest and dividend income
Loans, including fees	$15,387	$11,499	$50,272	$43,361
Securities, taxable	2,060	2,193	8,111	7,634
Securities, nontaxable	611	311	1,654	1,057
Federal funds sold and other	249	427	1,762	976

Total interest and dividend income	18,307	14,430	61,799	53,028
Interest expense
Deposits	2,058	1,517	7,042	4,926
Federal funds purchased and retail repurchase agreements	16	14	58	61
Federal Home Loan Bank advances	337	228	1,400	495
Bank stock loan	31	195	31	641
Subordinated debentures	202	163	671	643

Total interest expense	2,644	2,117	9,202	6,766
Net interest income	15,663	12,313	52,597	46,262
Provision for loan losses	760	1,180	2,119	3,047

Net interest income after provision for loan losses	14,903	11,133	50,478	43,215
Non-interest income
Service charges and fees	1,115	885	3,552	2,708
Debit card income	771	624	2,898	2,161
Mortgage banking	375	233	1,394	1,088
Increase in value of bank owned life insurance	254	257	1,000	957
Net gain from acquisition	—	682	—	682
Net gain from securities transactions	—	386	479	756
Other	274	258	1,143	1,450

Total non-interest income	2,789	3,325	10,466	9,802
Non-interest expense
Salaries and employee benefits	6,102	4,959	21,951	19,202
Net occupancy and equipment	1,265	1,077	4,586	4,155
Data processing	978	812	3,568	2,939
Professional fees	531	676	2,075	2,086
Advertising and business development	297	336	1,198	1,199
Telecommunications	298	229	1,101	811
FDIC insurance	141	272	894	840
Courier and postage	201	169	683	544
Free nation-wide ATM cost	184	136	672	468
Amortization of core deposit intangible	153	93	413	275
Loan expense	186	116	599	388
Other real estate owned	222	113	386	287
Loss on debt extinguishment	—	—	58	316
Merger expenses	5,057	1,614	5,294	1,691
Other	1,096	1,062	3,597	3,374

Total non-interest expense	16,711	11,664	47,075	38,575
Income before income taxes	981	2,794	13,869	14,442
Provision for income taxes	564	240	4,495	4,142

Net income	417	2,554	9,374	10,300
Dividends and discount accretion on preferred stock	—	(48)	(1)	(177)
Net income allocable to common stockholders	$417	$2,506	$9,373	$10,123

Basic earnings per share	$0.04	$0.35	$1.09	$1.55

Diluted earnings per share	$0.04	$0.34	$1.07	$1.54

EQUITY BANCSHARES, INC.

PRESS RELEASE - 1/26/2017

TABLE 4. Non-GAAP Financial Measures (Unaudited)

(Dollars in thousands, except per share data)

	As of and for the three months ended
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
Total stockholders’ equity	$257,964	$161,248	$158,188	$155,092	$167,233
Less: preferred stock	—	—	—	—	16,372
Less: goodwill	58,874	18,130	18,130	18,130	18,130
Less: core deposit intangibles, net	4,715	1,289	1,376	1,462	1,549
Less: mortgage servicing asset	23	25	26	28	29

Tangible common equity	$194,352	$141,804	$138,656	$135,472	$131,153

Common shares outstanding at period end	11,680,308	8,219,415	8,219,415	8,211,727	8,211,727

Diluted common shares outstanding at period end	11,873,480	8,365,283	8,334,445	8,317,882	8,332,762

Book value per common share	$22.09	$19.62	$19.25	$18.89	$18.37

Tangible book value per common share	$16.64	$17.25	$16.87	$16.50	$15.97

Tangible book value per diluted common share	$16.37	$16.95	$16.64	$16.29	$15.74

Total assets	$2,192,192	$1,557,082	$1,544,857	$1,528,729	$1,585,727
Less: goodwill	58,874	18,130	18,130	18,130	18,130
Less: core deposit intangibles, net	4,715	1,289	1,376	1,462	1,549
Less: mortgage servicing asset	23	25	26	28	29

Tangible assets	$2,128,580	$1,537,638	$1,525,325	$1,509,109	$1,566,019

Equity to assets	11.77%	10.36%	10.24%	10.15%	10.55%

Tangible common equity to tangible assets	9.13%	9.22%	9.09%	8.98%	8.37%

Total average stockholders’ equity	$204,773	$159,887	$156,403	$153,929	$140,207
Less: average intangible assets and preferred stock	56,486	23,116	21,309	20,616	29,314

Average tangible common equity	$148,287	$136,771	$135,094	$133,313	$110,893

Net income allocable to common stockholders	$417	$2,671	$2,846	$3,439	$2,506
Amortization of intangible assets	155	88	88	88	93
Less: Tax effect of intangible assets amortization	54	31	31	31	33

Adjusted net income allocable to common stockholders	$518	$2,728	$2,903	$3,496	$2,566

Return on total average stockholders’ equity (ROAE) annualized	0.81%	6.65%	7.32%	8.99%	7.23%

Return on average tangible common equity (ROATCE) annualized	1.39%	7.94%	8.64%	10.55%	9.18%

Non-interest expense	$16,711	$10,734	$9,941	$9,689	$11,664
Less: merger expenses	5,057	237	—	—	1,614
Less: loss on debt extinguishment	—	—	—	58	—

Non-interest expense, excluding merger expenses and loss on debt extinguishment	$11,654	$10,497	$9,941	$9,631	$10,050

Net interest income	$15,663	$11,982	$12,194	$12,758	$12,313

Non-interest income	$2,789	$2,527	$2,452	$2,698	$3,325
Less: net gain from securities transactions	—	—	59	420	386
Less: net gain on acquisition	—	—	—	—	682

Non-interest income, excluding net gains on security transactions and net gain on acquisition	$2,789	$2,527	$2,393	$2,278	$2,257

Net interest income plus non-interest income, excluding net gains on security transactions and net gains on acquisition	$18,452	$14,509	$14,587	$15,036	$14,570

Non-interest expense to net interest income plus non-interest income	90.56%	73.98%	67.88%	62.69%	74.59%

Efficiency ratio	63.16%	72.35%	68.15%	64.05%	68.98%

EQUITY BANCSHARES, INC.

PRESS RELEASE - 1/26/2017

Media and Investor Contact:

John Hanley, SVP, Director of Investor Relations

913-583-8004 / jhanley@equitybank.com

investor.equitybank.com

The following is an investor presentation by Equity to analysts and investors:

Exhibit 99.2 Q4 & 2016 Results Presentation January 26, 2017

Disclaimers Special Note Concerning Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive. For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 17, 2016 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this presentation are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue. NON-GAAP FINANCIAL MEASURES This presentation contains certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of non-GAAP financial measures to GAAP financial measures are provided at the end of this presentation. Numbers in the presentation may not sum due to rounding.

Disclaimers Important Additional Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Investors and security holders are urged to carefully review and consider Equity’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000. In connection with the proposed transaction between Equity and Prairie State Bancshares, Inc. (“Prairie”), Equity filed a registration statement on Form S-4 with the SEC on December 27, 2016, which included a proxy statement of Prairie and a prospectus of Equity, and will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF PRAIRIE ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A proxy statement/prospectus will be sent to the stockholders of Prairie seeking the required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Equity by writing to the address provided above. Participants in the Solicitation Equity and Prairie and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Prairie stockholders in connection with the proposed transaction. Information about Equity’s participants may be found in the definitive proxy statement of Equity relating to its 2016 Annual Meeting of Stockholders filed with the SEC on March 28, 2016. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.

Equity Bancshares – About Us Recent Price (1) $ 33.00 Consensus Price Target (1) $ 35.00 Tangible Book Value Per Share (5) $ 16.64 Price to 2017 consensus earnings (1),(2) 16.50 x Price to Tangible Book Value Per Share(1),(5) 1.98 x 4Q 2016 diluted earnings per share (EPS) $ 0.04 2017 EPS Consensus (2) $ 2.00 2018 EPS Consensus (3) $ 2.19 Market capitalization ($M) (1),(4) $ 385.5 million 80.0% 60.0% 40.0% 20.0% 0.0% (20.0%) (40.0%) Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 EQBK +46.67% NASDAQ Bank +23.69% KBW Nasdaq Bank +19.23% (1) As of January 18, 2017 market closing (2) Consensus of 2017 analyst earnings expectations as of January 2017 reported as $2.00 per share (3) Consensus of 2018 analyst earnings expectations as of January 2017 reported as $2.19 per share (4) Based on 11,680,308 shares outstanding as of December 31, 2016 (5) Non-GAAP financial measure. See the non-GAAP reconciliation at the end of this presentation.

About EQBK Exchange / Ticker • NASDAQ: EQBK Market Cap • 11.7 million shares outstanding / $385.5 million (1) Ownership • 100% publicly traded Total Assets • $2.19 billion ROAA / ROATCE (2) • 0.55% / 5.93% Annual Efficiency Ratio (2) • 66.7% Annual / 63.2% 4th Quarter Locations • 34 branches in Kansas, Missouri, and Arkansas FTEs • Approximately 415 Loan Portfolio • 43% of loans in commercial real estate, 24% in residential real estate, and 25% in commercial Note: All financial data is as of or for period ended December 31, 2016 unless otherwise noted. (1) Market Cap calculated based on January 18, 2017 closing price of $33.00. (2) Non-GAAP financial measure. See the non-GAAP reconciliation at the end of this presentation.

Footprint and Demographics Footprint ? 37 branches in 23 counties across 3 states(1) ? Strong strategic positioning, with branches along I-70 and I-35 ? Branches clustered around key areas such as Wichita, Topeka, Kansas City, and Northern Arkansas ? Total population in current footprint of 2.1 million ? Median household income of $51,135 Key Industries ? Transportation ? Manufacturing ? Healthcare Unemployment Rates(2) ? Kansas: 3.8% ? Missouri: 3.7% ? Arkansas: 3.5% ? USA: 4.5% Source: SNL Financial & The Nielsen Company 1) Includes branches from the pending merger with Prairie State Bancshares, Inc. (“Prairie”) 2) Data as of November 30, 2016

Prairie State Bancshares, Inc. - Overview

Prairie Footprint



Colby
Thomas
Sheridan
Graham
Rooks
Logan
Gove
Trego
Ellis
KS

EQBK Branches (Hays, Ellis, KS) ● Prairie State Bancshares Branches

Selected Cons. Financial Highlights (1)

Total Assets	$ 148,575	
Gross Loans	135,437	
Deposits	129,093	
Loans / Deposits	104.9	%
% Core Deposits[2]	65.1	
Total Bank Level Equity	$ 19,039	
Consolidated Equity	17,501	
ROAA[3]	1.42	%
ROAE[3]	12.10	
Net Interest Margin	4.50	
Efficiency Ratio	48.14	
NPAs excl. TDRs / Assets[4]	0.73	%
NPAs excl. TDRs / Loans + OREO[4]	0.80	
NCOs / Average Loans[4]	(0.01)	
Reserves / NPLs (excl. TDRs)	1.88	x
Reserves / Loans	1.50	%
Texas Ratio (excl. TDRs)	5.13	
Common Equity / Assets	11.78	%
CET1 Ratio	12.10	
Total Capital Ratio	13.36	

Overview

- Headquartered in Hoxie, KS
- Operates 3 branches in northwest Kansas: Hoxie, Grinnell, Quinter. Attractive average branch size
- Very high asset quality
- High profitability, with strong ROAA and ROAE
- Attractive core deposits in stable markets
- High caliber, long-tenured, management team remains with EQBK
- Significant Prairie insider ownership remains invested in EQBK

Dollars in thousands. Source: SNL Financial
(1) Data included in Selected Financial Highlights is at the consolidated level at or for the last twelve months ended 6/30/2016, unless otherwise noted; per SNL Financial and Prairie June 30, 2016 FR Y-9SP filing
(2) Core deposits defined as all deposits, excluding CDs
(3) ROAA and ROAE tax impacted
(4) Based upon 6/30/2016 Call Report data for State Bank

7

2016 Highlights • Continued development of our acquisition pipeline and announcement and regulatory approval of Strategic Prairie State Bancshares; Closing and conversion of Community First Bancshares merger Positioning • Restructured our commercial lending division • Raised $23.6 million in capital for continued growth • Bank level Tier 1 Leverage of 10.45% Capital • Bank level Total Capital to Risk Weighted Assets of 13.04% • Tangible Common Equity to Tangible Assets of 9.13% • Grew TBV / Share from $15.97 to $16.64 • Total Assets at Dec. 31, 2016 of $2.19 billion; Total Loans of $1.38 billion, year-over-year growth 38% Balance Sheet • Total Deposits of $1.63 billion, year-over-year growth of 34% Management • Capacity for growth Efficiency and • Discontinued leverage strategy NIM • Larger scale offers more efficiency and potential NIM opportunity • Efficiency ratio of 66.7%, compared to 66.9% at Dec. 2015; 63.2% Q4 Improvement • Organic growth remains attainable

EPS & ROATCE(1) Diluted EPS and Net Income to Common Return on Average Tangible Common Equity $14,000 12.00% $1.54 $1.50 $12,000 $1.30 10.00% $1.25 $10,000 $1.07 (%) 000s) 8.00% $ $1.00Equity ( $8,000 $0.92 $9,373 Diluted Common 9.99% Common 6.00% to EPS 9.66% $0.65 $0.75 ( $6,000 ) $ 8.27% Tangible Income on $10,123 Net $8,279 $6,895 Return 4.00% 5.76% $0.50 $4,000 5.93% $3,814 2.00% $2,000 $0.25 $0 $0.00 0.00% 2012 2013 2014 2015 2016 2012 2013 2014 2015 2016 Net Income Allocable to Common Diluted EPS (1) Non-GAAP financial measure. See the non-GAAP reconciliation at the end of this presentation.

Revenue & Efficiency Ratio(1) Income and Margin Efficiency Ratio & NIE/Average Assets $70,000 3.92% 74.0% 3.30% 3.85% 3.87% 4.00% 3.17% 3.75% $62,584 73.0% 3.08% 2.99% 3.10% 16% $60,000 3.65% 3.51% 72.0% $54,626 3.50% 2.74% 2.90% 3.30% 2.81% $49,049 15% $48,627 71.0% $50,000 15% 16% 2.70% Core 3.00% 70.0% Net $40,000 (%) 000s) 2.50% ( $ 69.0% Noninterest Ratio Interest . Exp $30,393 2.50% / Revenue* 68.0% 2.30% 85% Margin Avg Total $30,000 16% Efficiency 72.7% . (%) 85% 84% 67.0% 72.3% Assets 2.00% 2.10% (%) $20,000 66.0% 84% 84% 70.4% 66.9% 1.90% 65.0% 1.50% $10,000 66.7% 1.70% 64.0% 63.0% 1.50% $0 1.00% 2012 2013 2014 2015 2016 2012 2013 2014 2015 2016 Efficiency Ratio NonInt Exp. / Avg Assets Net Interest Income Fee Income Net Interest Margin NIM W/O Spread Opportunity * Excluding gains on sales of securities and acquisition costs. (1) Non-GAAP financial measure. See the non-GAAP reconciliation at the end of this presentation.

Tangible Common Book Value(1) Tangible Common Book Value per Share and Asset Growth TCBV CAGR $2,500 2012-2016: $18.00 9.4% $16.64 $15.97 $16.00 $2,000 $13.54 $14.00 $11.97 $11.60 $12.00 $2,192 $1,500 TCBV millions) $10.00 ( $ per Assets $8.00 Share $1,000 $1,586 ( ) $ Total $6.00 $1,189 $1,175 $1,140 $4.00 $500 $2.00 $0 $0.00 2012 2013 2014 2015 2016 Total Assets TCBV per Share 2012: 2014: 2015: 2016: • Completion of FCB • Repurchase 1.3MM • Acquisition of FFSL. • Paid off SBLF. acquisition. shares. • IPO. • Restructured term bank stock • $20.4MM capital raised to • Repayment of $15.54MM loan into LOC. fund FCB. of FCB TARP with a Bank • Completed Community First stock loan. Merger on Nov. 10, 2016 • Announced Prairie Merger on Oct. 20, 2016 (1) Non-GAAP financial measure. See the non-GAAP reconciliation at the end of this presentation.

Capital Position Over Time 18.00% 17.01% 15.87% 16.00% 13.85% 14.25% * 14.00% 13.16% 12.55% 11.77%* 12.00% 11.59% 10.00% 9.62% 9.47% 9.13% TCE/TA 8.37% Leverage Ratio 7.89% 8.00% 7.38% 7.11% Tier 1 RB Ratio 6.00% 4.00% 2.00% 0.00% 2012 2013 2014 2015 2016 * Paid off Series C preferred stock in January

Capital Summary Excess Capital Priorities • All regulatory capital ratios remain above regulatory minimums to be considered “well capitalized” 1 Attractive Acquisitions • Strong relationship with regulators at holding company and bank level • Efficiently positioned working capital, regulatory capital, 2 Common Dividends and stockholders’ equity 3 Share Buybacks Capital Ratios Total Capital Composition ($M) Equity Bancshares, Inc. Well Capitalized Difference to Ratio Minimum Well Capitalized Tangible Equity, Net Tier 1 capital ratio 14.3% 8.0% 6.3% of DTAs and AOCI, Total RBC ratio 14.7% 10.0% 4.7% $201.7 Tier 1 leverage ratio 11.8% 5.0% 6.8% Common equity tier 1 13.3% 6.5% 6.8% Eligible ALLL, $6.4 Tangible common equity / tangible assets 9.1% — — Risk-weighted assets ($M) $1,512 Equity Bank Eligible trust- Well Capitalized Difference to preferred securities, Ratio Minimum Well Capitalized $13.7 Tier 1 capital ratio 12.6% 8.0% 4.6% Total RBC ratio 13.0% 10.0% 3.0% Tier 1 leverage ratio 10.5% 5.0% 5.5% Common equity tier 1 12.6% 6.5% 6.1% Risk-weighted assets ($M) $1,511 —

Loan Portfolio Composition & Growth Loan Composition Loan Composition ‘12-‘16 2012 2013 2014 2015 2016 ($ in 000s) CAGR Commercial Real Estate $ 366,251 $ 341,512 $ 364,096 $ 397,017 $ 593,108 12.81% Commercial 126,771 139,365 183,100 262,032 348,465 28.76% Agricultural Real Estate 27,155 22,092 17,083 18,180 38,331 9.00% Total Commercial 520,177 502,969 564,279 677,229 979,904 17.15% Residential Real Estate 170,726 125,395 134,455 250,216 338,387 18.65% Consumer 11,361 7,961 7,875 17,103 40,902 37.75% Agricultural 19,814 23,969 19,267 15,807 24,412 5.36% Total 1-4 Family & Other 201,901 157,325 161,597 283,126 403,701 18.91% Total Loans $ 722,078 $ 660,294 $ 725,876 $ 960,355 $ 1,383,605 17.65% Yield on Loans 6.03% 5.63% 5.63% 5.31% 4.98% 28.0% 23.8% 22.3% 29.5% 29.2% 1-4 Family & Other Commercial 72.0% 76.2% 77.7% 70.5% 70.8% 2012 2013 2014 2015 2016

Asset Quality Nonperforming Assets NCOs / Average Loans 1.34% 1.76% 1.80% 1.33% 0.89% 1.43% $0.50 $1.54 $1.44 $0.85 $3.50 $1.19 $1.1 $0.2 0.43% $- 0.37% $7.3 $- $- $9.6 $4.8 0.21% $- $5.8 $8.7 0.16% $3.6 $13.0 0.12% 0.12% $10.2 $10.8 $8.2 $4.6 $22.7 2011 2012 2013 2014 2015 2016 2011 2012 2013 2014 2015 2016 Nonaccruals OREO TDR & 90+ PD NCO in $ NPAs / Assets ($ in millions) ($ in millions) Classified Assets to Total Regulatory Capital Commercial Loans Outstanding by Concentrations 3.4% C&I = 36% 3.9% Ag Production/Farm—3.9% 2.9% CRE = 64% 8.8% Construction—3.4% Manufacturing—2.9% 6.8% 0.7% Restaurants—6.8% 14.7% 4.5% Transportation—0.7% 2.7% Retail & Wholesale—4.5% 20.9% Professional Med. Serv.—2.7% 37.3% 14.5% Other C&I—14.5% 31.6% 26.9% 29.0% 15.1% 17.6% Owner Occupied RE—19.5% Non-Owner Occupied RE—17.6% 19.5% Other CRE—14.7% 2011 2012 2013 2014 2015 2016 Rental CRE—8.8% Classified Assets / Equity Bank Total Regulatory Capital

Core Deposit Franchise Deposit Portfolio Mix Deposit Composition ‘12-‘16 2012 2013 2014 2015 2016 ($ in 000s) CAGR Time Deposits $ 400,003 $ 363,210 $ 342,160 $ 438,612 $ 553,158 8.44% Signature Deposits 593,125 584,109 639,017 777,302 1,077,293 16.09% Total Deposits $ 993,128 $ 947,319 $ 981,177 $ 1,215,914 $ 1,630,451 13.19% Cost of Deposits* 0.83% 0.53% 0.49% 0.55% 0.65% * Interest Bearing 40.3% 38.3% 34.9% 36.1% 33.9% Time Deposits Signature Deposits 59.7% 61.7% 65.1% 63.9% 66.1% 2012 2013 2014 2015 2016

Footprint & Targets

Appendix

Experienced Management Team BRAD ELLIOTT Chairman & CEO ? Founded Equity Bank in 2002 ? Served as Regional President of Sunflower Bank prior to forming Equity Bank ? More than 20 years of banking experience GREG KOSSOVER EVP, Chief Financial Officer ? Has served as CFO since 2013 and as a Board Director since 2011 ? Previously served as president of Physicians Development Group and CEO of Value Place, LLC, growing the latter to more than 150 locations in 25 states

Strategic Planning Team Years with Years in Team Member Role EQBK Banking Patrick Harbert EVP, Community Markets, Sales & Service 13 22 Julie Huber EVP, Chief Credit Officer 13 23 Jennifer Johnson EVP, Chief Operations Officer 5 31 Chief Information Officer Rolando Mayans EVP, Chief Risk Officer 9 24 Beth Money EVP, Retail Banking Director 8 27 Patrick Salmans SVP, Human Resources Director 5 21 Mark Parman SVP, President—Kansas City 4 36 John Hanley SVP, Director of Marketing, 4 13 Director of Investor Relations Jeremy Machain SVP, President – Wichita 8 10 Ann Main SVP, President – Ozark Mountain (Arkansas) 1 37 Barbara Noyes VP, Controller 6 31 EQBK Team has 332 Years of Combined Banking Experience

Diverse Market Segments

Diverse market segments with economies based on transportation, manufacturing and healthcare

- Top employers in the region include a diverse range of operations such as telecommunications, professional services, aircraft manufacturing, OEM manufacturing, and transportation.
- Equity Bancshares ranks in the Top 10 for market share in 16 of 20 counties served and ranks in the Top 5 in 13 of those markets.

Operating Market				As of June 30, 2016		
Rank	Holding Company	Parent City	State	# of Branches	Total Deposits 2016 ($000)	Market Share (%)
1	UMB Financial Corp.	Kansas City	MO	36	10,480,582	12.40
2	Bank of America Corp.	Charlotte	NC	49	8,770,727	10.38
3	Commerce Bancshares Inc.	Kansas City	MO	50	7,370,904	8.72
4	Capitol Federal Financial Inc.	Topeka	KS	36	4,324,695	5.12
5	U.S. Bancorp	Minneapolis	MN	61	3,485,235	4.12
6	Arvest Bank Group Inc.	Bentonville	AR	46	3,259,230	3.86
7	INTRUST Financial Corp.	Wichita	KS	35	3,065,805	3.63
8	Central Banco. Inc.	Jefferson City	MO	38	1,615,129	1.91
9	Equity Bancshares Inc.	Wichita	KS	34	1,593,314	1.89
10	Valley View Bancshares Inc.	Overland Park	KS	25	1,353,735	1.60
11	Fidelity Financial Corp.	Wichita	KS	14	1,349,171	1.60
12	Emprise Financial Corp.	Wichita	KS	28	1,180,839	1.40
13	Wells Fargo & Co.	San Francisco	CA	8	1,072,374	1.27
14	National Bank Holdings Corp.	Greenwood Village	CO	17	1,067,211	1.26
15	CrossFirst Holdings LLC	Leawood	KS	2	1,019,638	1.21
16	BOK Financial Corp.	Tulsa	OK	10	929,961	1.10
17	NASB Financial Inc.	Grandview	MO	7	847,845	1.00
18	CCB Financial Corp.	Kansas City	MO	14	832,574	0.99
19	Lauritzen Corp.	Omaha	NE	7	698,324	0.83
		Market Total		1,008	84,525,184	100.00

Unemployment by County		11/30/2016	11/30/2015
Butler	KS	4.0	3.6
Crawford	KS	4.4	4.3
Ellis	KS	2.9	2.6
Johnson	KS	3.1	2.9
Montgomery	KS	5.7	5.6
Sedgwick	KS	4.3	4.1
Shawnee	KS	3.7	3.7
Wilson	KS	5.9	6.3
Benton	MO	5.0	5.2
Henry	MO	4.0	4.5
Jackson	MO	4.4	4.6
Johnson	MO	3.8	4.4
Lafayette	MO	3.3	3.5
Pettis	MO	3.9	4.1
Platte	MO	3.1	3.1
Saline	MO	3.6	3.6
Boone	AR	3.2	4.1
Carroll	AR	3.0	3.8
Benton	AR	2.6	3.1
Gove [1]	KS	2.5	8.7
Sheridan [1]	KS	2.5	31.6

Source: SNL Financial, Market Share Data as of June 30, 2016. Employment Data as of November 30, 2016.
Operating Market includes all counties in which Equity Bancshares has deposit market share, excludes Prairie State Bancshares, Inc..
(1) Equity Bancshares announced the currently pending acquisition of Prairie State Bancshares, Inc. on October 20, 2016. The acquisition of Prairie is subject to customary conditions, including, among others, the approval of the stockholders of EQBK and Prairie.

21

Market Data Demographics Kansas Missouri Arkansas National Current Population (2016) 2,926,377 6,113,275 2,994,495 325,139,271 Historical Population Change (2010-2017) 2.6% 2.1% 2.7% 5.3% Median Household Income (2017) $55,420 $50,681 $44,271 $57,462 Projected Household Income Change (2017-2022) 6.93% 7.93% 7.9% 7.27% November 2016 Unemployment Rate 3.8% 3.7% 3.5% 4.4% Major Employers in Equity Bank Footprint • Boeing • Honeywell • FlexSteel • Cargill Meat Solutions • Sprint • Wabash National • Cessna Aircraft Co. • Garmin • Wichita St. University • Spirit AeroSystems Inc. • Teva • Pittsburg St. University • Blue Cross and Blue Shield of • DST Systems Inc. • Washburn University Kansas • Whiteman Airforce Base • Fort Hays St. University • Payless Shoe Source • Stahl Specialty Co. • University of Central Mo. • Hill’s Pet Nutrition • Western Missouri Medical Center • University of Mo-KC • Goodyear Tire Co. • HaysMed • KU – Edwards/Professional • Jostens Publishing • Walmart • Hallmark Cards, Inc. • FedEx • H&R Block • Tyson Foods Source: The Nielsen Company & SNL Financial 22

Selected Income Statement Data Delivering earnings growth Selected Income Statement Data ($000s) 2013 2014 2015 2016 Interest income $46,845 $46,794 $53,028 $61,799 Interest expense 5,610 5,433 6,766 9,202 Net interest income 41,235 41,361 46,262 52,597 Provision for loan losses 2,583 1,200 3,047 2,119 Net interest income after provision 38,652 40,161 43,215 50,478 Other income 7,892 8,674 9,802 10,466 Other expenses 35,137 35,645 38,575 47,075 Income before income taxes 11,407 13,190 14,442 13,869 Income taxes 3,534 4,203 4,142 4,495 Net income 7,873 8,987 10,300 9,374 Less: dividends and discounts accretion on preferred stock 978 708 177 1 Net income allocable to common shareholders $6,895 $8,279 $10,123 $9,373

Selected Balance Sheet Data Demonstrating balance sheet strength Selected Balance Sheet Data ($000s) ASSETS 12/31/2013 12/31/2014 12/31/2015 12/31/2016 Cash and cash equivalents (1) $24,615 $37,702 $62,074 $38,845 Investment securities (2) 354,107 318,314 452,362 578,093 Net loans 655,027 720,810 958,353 1,382,003 Other assets 106,148 97,689 112,938 193,251 Total assets $1,139,897 $1,174,515 $1,585,727 $2,192,192 LIABILITIES & STOCKHOLDERS’ EQUITY Deposits $947,319 $981,177 $1,215,914 $1,630,451 Borrowings 43,365 70,370 194,064 293,909 Other liabilities 9,340 5,239 8,516 9,868 Total liabilities 1,000,024 1,056,786 1,418,494 1,934,228 Stockholders’ Equity 139,873 117,729 167,233 257,964 Total liabilities and stockholders’ equity $1,139,897 $1,174,515 $1,585,727 $2,192,192 (1) Includes interest-bearing deposits in other banks (2) Includes Federal Reserve Bank and Federal Home Loan Bank stock

Capitalization Maintaining a strong regulatory capital position Ratio 12/31/2013 12/31/2014 12/31/2015 12/31/2016 Leverage Ratio 11.59% 9.62% 9.47% 11.80% Tier 1 Risk-Based Capital Ratio 17.01% 13.16% 13.85% 14.25% Total Risk-Based Capital Ratio 17.30% 13.86% 14.35% 14.67% Common Equity Tier-1 Capital to RWA NA NA 12.35% 13.34% Tangible Book Value per Common Share(1) $11.97 $13.54 $15.97 $16.64 Source: SNL Financial and company documents (1) Total common equity less goodwill and intangibles divided by shares outstanding as of period end

The subsequent tables present non-GAAP reconciliations of the following calculations: • Tangible Common Equity (TCE) to Tangible Assets (TA) ratio • Tangible Book Value per Common Share • Return on average tangible common equity (ROATCE) • Efficiency Ratio

TCE to TA and Tangible Book Value per Share

Non-GAAP Financial Measures (Unaudited) (Dollars in thousands, except per share data)	As of and for the years ended December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Total stockholders' equity	$ 257,964	$ 167,233	$ 117,729	$ 139,873	$ 138,169
Less: preferred stock	-	16,372	16,359	31,892	31,884
Less: goodwill	58,874	18,130	18,130	18,130	18,130
Less: core deposit intangibles, net	4,715	1,549	1,107	1,470	1,957
Less: mortgage servicing asset	23	29	-	-	-
Tangible common equity	$ 194,352	$ 131,153	$ 82,133	$ 88,381	$ 86,198
Common shares outstanding at period end (1)	11,680,308	8,211,727	6,067,511	7,385,603	7,431,513
Book value per common share (1)	$ 22.09	$ 18.37	$ 16.71	$ 14.62	$ 14.30
Tangible book value per common share (1)	$ 16.64	$ 15.97	$ 13.54	$ 11.97	$ 11.60
Total assets	$ 2,192,192	$ 1,585,727	$ 1,174,515	$ 1,139,897	$ 1,188,850
Less: goodwill	58,874	18,130	18,130	18,130	18,130
Less: core deposit intangibles, net	4,715	1,549	1,107	1,470	1,957
Less: mortgage servicing asset	23	29	-	-	-
Tangible assets	$ 2,128,580	$ 1,566,019	$ 1,155,278	$ 1,120,297	$ 1,168,763
Tangible common equity to tangible assets	9.13%	8.37%	7.11%	7.89%	7.38%

(1) Share and per share data includes Class A and Class B common stock issued and outstanding

27

ROATCE and Efficiency Ratio

Non-GAAP Financial Measures, continued (Unaudited)

(Dollars in thousands, except per share data)	As of and for the years ended December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Total average stockholders' equity	$ 168,822	$ 125,808	$ 123,181	$ 137,936	$ 102,032
Less: average intangible assets and preferred stock	6,069	19,165	37,924	50,646	33,653
Average tangible common equity (3)	$ 162,753	$ 106,643	$ 85,257	$ 87,290	$ 68,379
Net income allocable to common stockholders	$ 9,373	$ 10,123	$ 8,279	$ 6,895	$ 3,814
Amortization of intangibles	419	275	363	487	192
Less: tax effect of amortization of intangibles (2)	147	96	127	166	65
Adjusted net income allocable to common stockholders	$ 9,645	$ 10,302	$ 8,515	$ 7,216	$ 3,941
Return on average tangible common equity (ROATCE) (4)	5.93%	9.66%	9.99%	8.27%	5.76%
Non-interest expense	$ 47,075	$ 38,575	$ 35,645	$ 35,137	$ 22,900
Less: merger expenses	5,294	1,691	-	-	1,519
Less: loss on debt extinguishment	58	316	-	-	-
Non-interest expense, excluding merger expenses and loss on debt extinguishment	$ 41,723	$ 36,568	$ 35,645	$ 35,137	$ 21,381
Net interest income	$ 52,597	$ 46,262	$ 41,361	$ 41,235	$ 25,570
Non-interest income	$ 10,466	$ 9,802	$ 8,674	$ 7,892	$ 4,826
Less: net gains on securities transactions	479	756	986	500	3
Less: net gain on acquisition	-	682	-	-	-
Non-interest income, excluding net gains on securities transactions and net gain on acquisition	$ 9,987	$ 8,364	$ 7,688	$ 7,392	$ 4,823
Efficiency ratio	66.67%	66.94%	72.67%	72.26%	70.35%

(1) Share and per share data includes Class A and Class B common stock issued and outstanding
(2) Tax rates used in this calculation were 35% for 2016, 2015 and 2014 and 34% for 2013 and 2012
(3) All periods disclosed were calculated using a simple average of tangible common equity
(4) Annualized

28

Equity BANCSHARES, Inc. investor.equitybank.com

This communication contains “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 17, 2016 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition,

Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Investors and security holders are urged to carefully review and consider Equity’s public filings with the SEC, including but not limited to its Annual Report on Form 10-K, its proxy statement, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

In connection with the proposed transaction between Equity and Prairie State Bancshares, Inc. (“Prairie”), Equity filed a registration statement on Form S-4 with the SEC on December 27, 2016, which included a proxy statement of Prairie and a prospectus of Equity, and will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF PRAIRIE ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A proxy statement/prospectus will be sent to the stockholders of Prairie seeking the required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Equity by writing to the address provided above.

Equity and Prairie and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Prairie stockholders in connection with the proposed transaction. Information about Equity’s participants may be found in the definitive proxy statement of Equity relating to its 2016 Annual Meeting of Stockholders filed with the SEC on March 28, 2016. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.